FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 29, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Magyar Telekom Group to strengthen its footprint in South-Eastern Europe

Budapest – November 29, 2005 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that it has signed an agreement to buy Orbitel, one of the leading Bulgarian next generation telecommunication and Internet service providers. The purchase is part of the Group’s strategy to strengthen its footprint in the South-Eastern European telecommunications market.

Magyar Telekom concluded an agreement to buy a 100% stake in Orbitel for EUR 8 million, supporting the management’s plan to develop the company through an investment program of around EUR 7 million over the coming years to capture the opportunities in the Bulgarian telecommunications market. Orbitel is one of the leading Bulgarian next generation telecommunication and internet service providers, which is interconnected with the incumbent and offers countrywide voice and data services to the business segment utilizing IP technology. In 2004, the company generated revenues of EUR 9.3 m and EUR 1.1 m in EBITDA with 133 employees. Financial closing of the deal is expected to take place in January 2006.

As announced in the strategy statement by Magyar Telekom Group in August 2004, Magyar Telekom provides international network and carrier services in the South-Eastern Europe region through Points of Presence (PoPs). Magyar Telekom entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005 offering wholesale services. Capitalising on the knowledge of these markets, Magyar Telekom intends to capture further potential by entering into all relevant retail market segments with a full service portfolio as soon as liberalisation and the regulatory environment fully supports the opportunities.

In line with this strategy, the next step will be the entry into the Romanian retail market in 2006, where the Group will pursue carrier selection opportunities for both residential and business customers through interconnection with Romtelecom via Magyar Telekom’s subsidiary, Combridge. By the end of 2006, Magyar Telekom intends to be present in each segment of the Romanian telecommunications market, capitalising on the opportunities created by the liberalisation process.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: November 29, 2005